UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

 REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2020

Commission File Number 001-36487

Atlantica Sustainable Infrastructure plc
(Exact name of Registrant as Specified in its Charter)

Not Applicable
(Translation of Registrant’s name into English)

Great West House, GW1, 17th floor
Great West Road
Brentford, TW8 9DF
United Kingdom
Tel.: +44 20 7098 4384

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report on Form 6-K is incorporated by reference into the Registration Statement on Form F-3 of the Registrant filed with the Securities and Exchange Commission on August 6, 2018 (File 333-226611).

October 9, 2020 – Atlantica Sustainable Infrastructure plc (“Atlantica” or the “Company”) today announced that it has received notice that Algonquin Power & Utilities Corp. (“Algonquin”) has appointed Mr. George Trisic to the board of directors of Atlantica pursuant to, among others, articles 72.3 and 72.5 of the Company's articles of association. Mr. Trisic replaces Mr. Jarratt, who has resigned from his position as director of the Company effective October 9, 2020.  The Company thanks Mr. Jarratt for his dedication and commitment to the Company.

Mr. Trisic is the Chief Governance Officer and Corporate Secretary of Algonquin. In his role, Mr. Trisic is responsible for leading the sustainability, government affairs and governance functions. He has broad experience managing high growth, start up and expanding businesses across multiple sites and regions.  His skill set includes leading multi-functional groups in finance, human resources, legal and information technology in a senior executive role. Mr. Trisic holds a Bachelor of Laws Degree from the University of Western Ontario. Additionally, he holds a Chartered Director certification from the Directors College (McMaster University).

Chief Financial Officer	Investor Relations & Communication
Francisco Martinez-Davis	Leire Perez
E ir@atlantica.com	E ir@atlantica.com
T +44 20 3499 0465

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLANTICA SUSTAINABLE INFRASTRUCTURE PLC

/s/ Santiago Seage
Name: Santiago Seage
Title: Chief Executive Officer
Date: October 9, 2020

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